SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 0-24902

                           NOTIFICATION OF LATE FILING


(Check One):      |_|  Form 10-K   |_|  Form 11-K    |_|  Form 20-F
                  |X|  Form 10-Q    |_|  Form N-SAR

         For Period Ended: May 3, 1997

|_|  Transition Report on Form 10-K       |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F       |_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K

         For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant CENTRAL TRACTOR FARM & COUNTRY, INC.

Former name if applicable

Address of principal executive office (Street and number) 3915 Delaware Avenue

City, State and Zip Code Des Moines, Iowa 50316-0330

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_| (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

         The provisions of the Registrant's term loan and revolving credit facilities include certain financial covenants, including covenants requiring the Registrant to maintain certain minimum consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") for the four most recently completed fiscal quarters and to maintain certain maximum ratios of consolidated debt to consolidated EBITDA for the four most recently completed fiscal quarters. For the four fiscal quarters completed May 3, 1997, the Registrant's consolidated EBITDA and its ratio of consolidated debt to consolidated EBITDA were $19,463,000 and 6.78x, respectively, each determined in accordance with the provisions of the term loan and revolving credit facilities, as compared to $20.9 million and 5.55x, as required by the financial covenants.

         The Registrant's lenders have advised that they will waive such present defaults. However, the proper classification of the principal amounts of these facilities in the Registrant's financial statements is dependent upon the terms and extent of such waiver (or an amendment of those facilities to a similar effect). Such waiver or amendment can not be completed without unreasonable effort prior to the due date of the Form 10-Q.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Dean Longnecker              515                  266-3101
            (Name)                (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                        |X|  Yes     |_|  No

         (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        |X|  Yes     |_|  No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      CENTRAL TRACTOR FARM & COUNTRY, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 1997      By: /s/ Dean Longnecker
                             Dean Longnecker, Executive Vice President, Finance and Chief Financial Officer

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                          RESPONSE TO PART IV, ITEM (3)

         Sales for the second quarter of fiscal 1997 were $69.7 million, an increase of $6.7 million, or 10.7%, as compared to total sales for second quarter of fiscal 1996 of $63.0 million. This increase was due to two new stores opened during the first and second quarters of fiscal 1997. Nine new stores opened during the third and fourth quarters of fiscal 1996 and thirty-one stores acquired during fiscal 1996, partially offset by comparable store sales decrease of 4.2%. The decrease in comparable store sales was primarily the result of mild winter and cool spring weather conditions in the Northeast where the majority of the comparable stores are located.

         Gross profit for the second quarter of fiscal 1997 was $21.0 million, an increase of $1.7 million or 9.1%, as compared to $19.2 million for the second quarter of fiscal 1996. Gross profit as a percentage of sales was 30.1% for the second quarter of fiscal 1997, as compared to 30.6% for the second quarter of fiscal 1996. The decrease in gross profit percentage was primarily the result of increased distribution cost as a percentage of sales.

         Selling, general and administrative (SGA) expenses for the second quarter of fiscal 1997 were $19.0 million, an increase of $3.4 million, or 21.7%, as compared to the second quarter of fiscal 1996, due primarily to stores opened during the last two quarters of fiscal 1996, and stores acquired during fiscal 1996, partially offset by a decrease in comparable store expenses. SGA expenses as a percentage of sales increased to 27.3% for the second quarter of fiscal 1997 as compared to 24.8% for the second quarter of fiscal 1996, due primarily to proportionately higher levels of SGA expense in stores opened and acquired during fiscal 1996.

         Operating income for the second quarter of fiscal 1997 was $1.6 million, a decrease of $1.8 million, or 52.7%, as compared to $3.4 million for the second quarter of fiscal 1996. Operating income as a percentage of sales decreased to 2.3% for the second quarter of fiscal 1997 from 5.4% for the second quarter of fiscal 1996. The decrease primarily was the result of the factors affecting sales, gross profit and SGA as discussed above.

         Amortization expenses for the quarter has increased $0.1 million because of additional goodwill arising from the acquisition of the Company by an affiliate of J.W. Childs Equity Partners, L.P.

         Interest expense for the second quarter of fiscal 1997 was $3.2 million, an increase of $2.7 million as compared to $0.5 million for the second quarter of fiscal 1996. The increase is attributable primarily to the placement of the $105 million in Senior Notes during the second quarter of 1997 and acquisition related financing and interest cost of $1.3 million.

         Income taxes (credits) for the second quarter of fiscal 1997 were ($0.5) million, a decrease of $1.7 million as compared to the first quarter of fiscal 1996. Income tax as a percentage of pretax earnings (loss) was (29.7%) in 1997, compared to 41.6% in 1996. The change is due primarily to the effect of a proportionately high amount of non-deductible goodwill amortization.

         Net loss from operations for the second quarter of fiscal 1997 was (1.1)million, as compared to $1.7 million for the second quarter of fiscal 1997 as a result of the factors discussed above.

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